Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”). with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

The following information was made available to certain Embark employees on June 23, 2021:

MESSAGE FROM THE CEO

To: All Employees

From: Alex Rodrigues

Channel: team@embarktrucks.com

EMAIL SUBJECT: Welcome to the Starting Line

Embark Team,

In 2016, Brandon and I laid out a vision: we wanted to use cutting-edge technology to build a world where roads are safer for the people we love, consumers pay less for the things they need, and drivers stay closer to the homes they cherish.

Over the last five years I have witnessed members of this team achieve what many people thought was impossible. We started as a small but ambitious team working out of a one-truck garage. I remember turning wrenches until the early hours of the morning together and feeling like we could achieve anything if we just stuck together and proved our potential to the world. Now I look around and see that all of our efforts have combined to turn our scrappy startup into a well-resourced team with the opportunity to make history.

The effort that this team has poured into getting us to today cannot be understated. We’ve spent countless hours working on some of the most challenging problems and I'm proud to say we have a lot to show for it. Our team, technology, and discipline is what has and will continue to differentiate Embark in this space.

Embark going public through this business combination transaction is exciting. It’s exciting because it validates that the vision of Embark expands far beyond just the people within our four walls (physical & virtual), it’s exciting because the company is growing to size itself against the challenge we have ahead of us, and it’s exciting because we are in control of our destiny. That being said, I intend to make clear that we still have a lot of unfinished business. This transaction gives us the opportunity to meaningfully accomplish our mission. With the resulting capital we intend to deliver the first commercial self-driving truck and expand that opportunity across the sun-belt, and even then our work won’t be complete. Going public is a means to fulfilling our potential and the starting line for the next phase of our journey.

While Embark has always grown steadily since 2016, we are now entering a period of rapid growth and change that will require immense focus to get right. In this new phase the spotlight will be brighter, the stakes higher, the competition fiercer, and the opportunities greater. For all the media attention Embark will get in the coming days, our mission hasn’t changed.

Stock movements and media speculation will try to distract you. Do not let them distract you. The stock will be affected by many things week to week, only some of which we can control. Avoid getting too excited when the stock rises and avoid getting too concerned when the stock falls (both of which are inevitable for any public company). Rather, keep your eye on the bigger picture: if we focus on the right things and work hard with the resources, team, and technology that we have, we have the opportunity to make self-driving trucks the standard way of moving goods and change logistics forever. Our job as Embarkers is to execute on our roadmap, and if we do, the stock price should take care of itself.

This means every one of us will have to become experts at managing change, tuning out the noise, and staying laser focused on Embark’s mission. I want to take a moment to do exactly that – focus on the mission. Embark has always been, and continues to be, singularly focused on commercializing autonomous long-haul trucks. That mission is rooted in a few core benefits of our technology: safety, jobs, and efficiency. We know we can build long-haul trucks that will reduce the number of crashes, injuries, and fatalities on public roads. We know those trucks could create new opportunities for drivers to work short haul, staying closer to their families and increasing their quality of life. And we know that the efficiencies those trucks could unlock will make all the things that move on trucks cheaper across the board while reducing the environmental impact of transportation.

On safety - far too many people die in vehicle crashes, but it’s easy to become desensitized to the banality of it, so it bears repeating: according to a 2007 NHTSA study, motor vehicle crashes are the #3 cause of lost years of life for all people in the USA and the #1 cause of death for people ages 8-34. If we can build trucks that won’t get tired, won’t get distracted, won’t make the familiar human errors that cause over 90% of all vehicle crashes, we have a moral imperative to put those trucks on the road safely and as rapidly as possible.

On jobs – the story of innovation is always one of growth and change. Technology comes around that replaces some jobs but creates many others. In the middle of a serious driver shortage, and with demand for truck freight only projected to increase, our technology can help shift driver jobs to higher quality short-haul routes. At the same time, we are creating new classes of jobs that will support autonomous truck operation. Many of you are pioneers of these new types of jobs.

On efficiency – Embark will create a new tool for moving freight: the autonomous truck. Because Embark-powered trucks don’t need to rest, we will empower our carrier partners to move goods faster than human-driven trucking at a fraction of the cost. Additionally, we can’t divorce our work from the climate crisis that is becoming increasingly evident around us. Our California-based team has seen the impacts of wildfires, drought, and other extreme weather. We know the technology we are building together can maximize fuel efficiency, help drive adoption of zero emission trucks on short-haul routes, and reduce food waste. Food waste alone contributes to emissions and climate change in much the same way as road transportation.

The work each of us does is important to accomplishing this mission, but it’s also meaningful and enduring beyond our company. If we are successful, our grandkids and great-grandkids will marvel that people were ever forced to drive vehicles by hand the way we marvel at old photos of Market Street full of horses and carriages.

Whether you have been at Embark for years or just started last week, I hope you share my view that we have assembled a world-class team. A team composed of people who are amazing at what they do, a team that strives to always improve, and a team that I personally am proud to work alongside. It is an exciting time for all of us at Embark and I want to take this moment to thank everyone for your continued hard work, dedication, partnership and support toward helping us achieve our mission. You believed in the Embark vision, and because of your work, today’s news shows that many others do too. Now we believe we will have the resources to go out and bring that vision to the world…

Welcome to the starting line.

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Forward-Looking Statements

This message includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis Acquisition Corp. II’s (“Northern Genesis 2”) actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been filed and declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC's website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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